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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                  BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   092067 10 7
                                 (CUSIP Number)

                               Robert D. Greenlee
                            2060 Broadway, Suite 400
                                Boulder, CO 80302
                                 (303) 444-0206
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and communications)

                                 April 10, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 096612 10 6
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         ROBERT DALTON GREENLEE -- SSN: ###-##-####
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                                      00,BK
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                       N/A                                  [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.
--------------------------------------------------------------------------------
                            7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                        486,113
OWNED BY EACH               ----------------------------------------------------
REPORTING PERSON            8.      SHARED VOTING POWER
WITH
                                     486,113
                            ----------------------------------------------------
                            9.      SOLE DISPOSITIVE POWER

                                     486,113
                            ----------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER

                                     486,113
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         486,113
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

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Item 4.        Purpose of Transaction.

               On April 10, 2001, Robert D. Greenlee ("Greenlee") proposed to the board of directors of Black Hawk Gaming & Development Company, Inc. (the "Issuer") a transaction pursuant to which Greenlee, or an entity or group to be formed by Greenlee, would acquire beneficial ownership of all of the stock of the Issuer not held by Greenlee or other members of a group which he may form for a cash purchase price of $12.00 per share.

               Consummation of the transaction would be subject to various conditions, including the negotiation and execution of definitive agreements, satisfactory completion of due diligence, approval by the Issuer's board of directors and shareholders, the obtaining of various regulatory approvals, and Greenlee's ability to complete certain financing necessary for the transaction.

               Greenlee has not entered into a financing agreement at this time. Upon consummation of the transaction, the securities of Issuer would be delisted from all exchanges and quotation systems and all or a majority of the present directors of Issuer would be replaced. Greenlee is in discussions with the Special Committee appointed by Issuer's Board of Directors regarding due diligence regarding the Issuer and has entered into a confidentiality agreement.

Item 7.        Material to be Filed as Exhibits.

               A. Letter from Greenlee to Issuer dated April 10, 2001.

               B. Confidentiality Agreement dated April 13, 2001.


                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          Dated: April 13, 2001




                                          /s/ Robert D. Greenlee
                                          -----------------------------------
                                          Robert D. Greenlee

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                                 EXHIBIT INDEX


EXHIBIT
NUMBER        DESCRIPTION
-------       -----------
 99A          Letter from Greenlee to Issuer dated April 10, 2001.

 99B          Confidentiality Agreement dated April 13, 2001.